SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/09/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,859,687

8. SHARED VOTING POWER
446,827

9. SOLE DISPOSITIVE POWER
2,306,514
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,306,514

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
10.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A and B - Letters to the Board of Directors


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,306,514 shares of IFT or 10.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 6/14/12 the following shares of IFT were traded:

Buys
Date:		        Shares:		Price:
06/14/12		49,187		3.9778
06/15/12		41,000		3.8905
06/18/12		26,792		3.8463




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See Exhibit A and B

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/09/2012

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Opportunity Partners L.P., Park 80 West,
250 Pehle Avenue, Suite 708,  Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
// pgoldstein@bulldoginvestors.com

July 9, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

As one of Imperial's largest shareholders, we are concerned about the lack of progress in resolving the class action "stock drop" lawsuits that have been pending in the United States District Court for the Southern District of Florida since October 25, 2012, as well as the legal costs that have been incurred. It is apparent to us that these lawsuits were frivolous when they were filed and nothing we have seen since then has changed our minds. Specifically, we do not understand why Imperial did not submit a motion for dismissal right after the complaints were filed and a motion for Rule 11 sanctions.

A review of the docket indicates that a mediation was scheduled to be held on June 18-19, 2012, in New York City. What is there to mediate? The Private Securities Litigation Reform Act ("PSLRA") was designed to prevent frivolous securities lawsuits like these from being pursued and it is obvious that the complaints fall far short of the standards required by the PSLRA.

For example, one key provision of the PSLRA is that a complaint must identify "each statement alleged to have been misleading, the reason or reasons why the statement is misleading, and if an allegation regarding the statement or omission is made on information and belief, the complaint shall state with particularity all facts on which that belief is formed." If a complaint does not specifically identify the allegedly fraudulent statements and explain why they were misleading, the complaint will be dismissed. The sole allegation of a fraudulent statement or omission in the complaints languishing in the District Court is as follows:

The IPO Registration Statement and IPO Prospectus were materially false and misleading and/or omitted to state that the Company had engaged in serious wrongdoing in connection with its life finance business, which would expose IFT and certain of its employees, including its chief executive officer and its chief operating officer, to a criminal investigation by the FBI in conjunction with the United States Attorney's Office for the District of New Hampshire.

In other words, some unspecified person or persons failed to disclose some unspecified "serious wrongdoing" by some unspecified person or persons that would later lead to an investigation (that has thus far not led to any charges) of something or other. That is precisely the sort of non-specific allegation that is prohibited by the PSLRA. Had a motion to dismiss been filed promptly, it almost certainly would have been granted.

In addition, the PSLRA requires the court, upon the final adjudication to make specific findings as to each party's and each attorney's compliance with Federal Rule of Civil Procedure 11(b) as to any complaint, responsive pleading, or dispositive motion. If the court finds that a party or attorney violated Rule 11(b), the court is required to impose sanctions in accordance with Rule 11, i.e., it does not have discretion it would have in a non-PSLRA case with regard to imposing sanctions. Moreover, the PSLRA sets forth a presumption that the proper sanction for a Rule 11(b) violation is an award to the opposing party of the reasonable attorneys' fees and costs incurred as a direct result of the violation. As explained above, the plaintiffs and their attorneys violated Rule 11 by knowingly making non-specific allegations of fraudulent omissions in their initial complaints. Therefore, they should have to pay Imperial's attorneys' fees and costs. We urge the board to ask Imperial's counsel why it did not pursue Rule 11 sanctions based upon the non-specific allegation of fraud in the initial complaints.

In sum, our position is that, at the end of the day Imperial should not have to pay one cent to settle these frivolous lawsuits or to defend them. Since it is very likely the composition of the board will soon change, we urge the directors to not agree to any settlement before a shareholder meeting other than one that costs Imperial nothing.

Very truly yours,

Phillip Goldstein
By: /S/ Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner


Exhibit B:

Opportunity Partners L.P., Park 80 West,
250 Pehle Avenue, Suite 708,  Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
// pgoldstein@bulldoginvestors.com

July 9, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

As you know, on May 23, 2012, we delivered a demand by shareholders owning more than 50% of the outstanding stock for a special meeting. Section 3.2 of the bylaws provides: "The corporation shall give notice of such a Special Meeting Request within sixty days after the date that the demand is delivered to the corporation." Therefore, notice of the special meeting should be given no later than July 22, 2012. (Note that July 22nd is a Sunday.) In addition, we remind you that in a press release issued on May 29, 2012, Imperial stated that "the Company intends to hold the special meeting no later than August 20, 2012." We urge you to keep your commitment to hold the special meeting by August 20th and to give notice of the meeting by July 22nd.

Very truly yours,
By: /S/ Phillip Goldstein
Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner